March 21, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attention:                                         Karl Hiller

John Cannarella

Jenifer Gallagher

Re:                                                                             SEC Comment Letter dated February 20, 2014

Green Mountain Coffee Roasters, Inc.

Form 10-K for the Fiscal Year Ended September 28, 2013

Filed November 20, 2013

File No. 001-12340

Ladies and Gentlemen:

Set forth below is the expanded response of Keurig Green Mountain, Inc. (formerly Green Mountain Coffee Roasters, Inc.) (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received during our phone conversation on March 10, 2014 that pertains to the Company’s Annual Report on Form 10-K for the year ended September 28, 2013 (the “Form 10-K”), which was filed with the Commission on November 20, 2013.

EXPANDED RESPONSE

Please clarify your definition of “Products” in Item 1. of your Business Section.

The Company advises the Staff that in the future it will organize its “Products” disclosures to more clearly reflect how it internally reports its products. The Company will include disclosure substantially similar to the following revised “Products” disclosure in Item 1.of its future Form 10-K filings.

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The Products

Portion Packs

In portion packs, the Company offers high-quality Arabica bean coffee including single-origin, Fair Trade Certified™, Rain Forest Alliance Certified™, organic, flavored, limited edition and proprietary blends. We carefully select our coffee beans and appropriately roast the coffees to optimize their taste and flavor differences.  We manufacture and sell portion packs of our own brands and participating brands through licensing and manufacturing agreements. We offer brand choice such as Caribou Coffee®, Celestial Seasonings®, Dunkin’ Donuts™, Eight O’Clock®, Emeril’s®, Folgers Gourmet Selections®, Gloria Jean’s®, Kirkland Signature™, Lavazza®, Lipton®, Millstone®, Newman’s Own® Organics, Snapple®, Starbucks®, Swiss Miss®, Tetley® , Twinings of London®, and Wolfgang Puck®. The Company does not own a tea brand, but has licensing agreements with Unilever North America (Lipton®), Celestial Seasonings, Inc. (Celestial Seasonings® branded teas and Perfect Iced Tea®), Good Earth® Corporation and Tetley® USA, Inc. (Good Earth® and Tetley® branded teas), R. C. Bigelow, Inc. (Bigelow® branded teas), Snapple Beverage Corp. (Snapple® branded teas), Starbucks Corporation (Tazo® and Teavana®) and Associated British Foods plc (Twinings of London®) for manufacturing, distribution, and sale of portion packs.   In addition to coffee and tea, we also produce and sell portion packs for lemonade and hot apple cider under our Green Mountain Naturals™ brand, iced fruit brews under our Vitamin Burst™ brand, cocoa and other dairy-based beverages under our Café Escapes™ brand, and cocoa under the Swiss Miss® brand.

Brewers and Accessories

We are a leader in sales of coffeemakers in the U.S. and Canada. As of the end of our 2013 fiscal year, we had the top four best-selling coffeemakers by dollar volume in the United States according to the NPD Group for consumer market research data in the United States. Under the Keurig® K-Cup®, Keurig® Vue®, and co-branded Keurig® Rivo™ brand names, we offer a variety of commercial and home use brewers for the AFH and AH channels differentiated by features and size.

In addition, we have license agreements under which licensees manufacture, market and sell coffeemakers co-branded with “Keurig® Brewed”. Licensees include Breville PTY Limited selling a “Breville®” branded brewer; Jarden Consumer Solutions selling a “Mr. Coffee®” branded brewer, and Conair Corporation selling a “Cuisinart®” branded brewer.

We offer a variety of accessories for the Keurig® Single Cup Brewing platforms including K-Cup® and Vue® pack storage racks, baskets, and brewer carrying cases. We also sell other coffee-related equipment and accessories, gift assortments, hand-crafted items from coffee-source countries and gourmet food items covering a wide range of price points.

Other Products and Royalties

The Company sells coffee in other package types in addition to portion packs such as bagged coffee and cans (for the grocery and mass channels) and fractional packages and ancillary products (for the office coffee and food service channels).  The Company also earns royalties from licensees under various licensing agreements.

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Please describe portion pack product mix.

To describe the reasons for changes in net revenues of portion packs, we describe the changes in volume, net price realization and portion pack product mix. We use “portion pack product mix” in our MD&A to describe changes in portion pack net revenues as compared to the prior reporting period due to new product introductions or deletions; sales by channel and related pack size (e.g., grocery (12 count), retail (18 count), club (50 and 80 count), away from home (22 count) and consumer direct/internet (22 count)); and sales mix among brands.

The Company advises the Staff that in the future it will describe the change in mix as “portion pack mix” and describe to the extent important to the reader what types of factors contributed to the change in net sales related to portion pack mix.

Application of the guidance in ASC 280-10-50-40

Based on the above discussion, the Company respectfully submits that the Company considered and followed the disclosure guidance in ASC 280-10-50-40.

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (802) 488-2500.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke
Chief Financial Officer
Keurig Green Mountain, Inc.